Exhibit 99.1

Westport Publishes Annual Shareholder Meeting Results

VANCOUVER, April 12, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, announced today that shareholders have approved all resolutions presented at its Annual and Special Meeting held on April 11, 2013, including the election of directors of Westport for the next year; the amendment of the Corporation's Omnibus Incentive Plan; and the appointment of auditors for Westport for the next year and the authorization of the directors to fix their remuneration.

The returning board members re-elected are Warren J. Baker (86.76% in favour), John A. Beaulieu (97.81% in favour), M.A. (Jill) Bodkin (97.79% in favour), David R. Demers (97.95% in favour), Nancy S. Gougarty (97.87% in favour), Philip B. Hodge (97.92% in favour), Dezsö J. Horváth (97.85% in favour), Douglas R. King (97.88% in favour), and Gottfried (Guff) Muench (97.80% in favour). Albert T. Maringer did not stand for re-election to the Board of Directors. Mr. Maringer will join the Westport Advisory Board effective immediately.

The resolutions are all described in the Information Circular of the Company dated February 28, 2013.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel systems technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 12-APR-13